--------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                            Oakmont Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

    Common Stock, par value $.0001 per share, such shares being part of Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68831P205**
--------------------------------------------------------------------------------
                           (CUSIP Number) ** for Units

                                 David Wolinsky
                         Greywolf Capital Management LP
                          411 Putnam Avenue, Suite 265
                          Greenwich, Connecticut 06830
                                 (203) 302-2247
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 15 Pages
                         Exhibit Index Found on Page 14

                                       13D
===================
CUSIP No. 68831P205
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Partners II LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 700,000 Shares, which is 7.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                           7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY          8
       OWNED BY                    140,000
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                           9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   140,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            140,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            1.4%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 15 Pages

                                       13D
===================
CUSIP No. 68831P205
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Overseas Fund
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 700,000 Shares, which is 7.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                   SOLE VOTING POWER
                           7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY          8
       OWNED BY                    560,000
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                           9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   560,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            560,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.6%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 3 of 15 Pages

                                       13D
===================
CUSIP No. 68831P205
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Advisors LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 700,000 Shares, which is 7.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                           7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY          8
       OWNED BY                    140,000
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                           9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   140,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            140,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            1.4%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 15 Pages

                                       13D
===================
CUSIP No. 68831P205
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Management LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 700,000 Shares, which is 7.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                           7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY          8
       OWNED BY                    560,000
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                           9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   560,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            560,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.6%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 15 Pages

                                       13D
===================
CUSIP No. 68831P205
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf GP LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 700,000 Shares, which is 7.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                           7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY          8
       OWNED BY                    560,000
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                           9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   560,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            560,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.6%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 6 of 15 Pages

                                       13D
===================
CUSIP No. 68831P205
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jonathan Savitz
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 700,000 Units, which is 7.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY          9
       OWNED BY                    700,000
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                           9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   700,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            700,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 7 of 15 Pages

Preliminary Note: As part of its initial public offering, Oakmont Acquisition Corp. (the "Company") issued Units, each Unit consisting of one share of common stock, par value $0.0001 per share (the "Shares"), and two warrants, each warrant entitling the holder to purchase one Share (the "Warrants"). For further information regarding the Warrants, see Item 6 below. Until the separation date of the Units, all references in this Schedule 13D to the Shares shall be deemed to include the Units unless otherwise noted.

Item 1.  Security And Issuer
------   -------------------

         This statement relates to Shares of the Company and their related Units. The Company's principal offices are located at 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan 48304.

Item 2.  Identity And Background
-------  -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i) Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), with respect to the Shares held by it;

                  (ii) Greywolf Capital Overseas Fund, a Cayman Islands exempted company ("Greywolf Overseas"), with respect to the Shares held by it;

                  (iii) Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the "General Partner"), with respect to the Shares held by Greywolf Capital II;

                  (iv) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Overseas (the "Investment Manager"),with respect to the Shares held by Greywolf Overseas;

                  (v) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"),with respect to the Shares held by Greywolf Overseas; and

                  (vi) Jonathan Savitz, a United States citizen ("Savitz") and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by each of Greywolf Capital II and Greywolf Overseas.

         (b)      The address of the principal  business and principal office of
(i) all of the Reporting Persons other than Greywolf Overseas is 411 West Putnam Avenue, Suite 265, Greenwich, CT 06830 and (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda.

         (c) The principal business of each of Greywolf Capital II and Greywolf Overseas is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of Greywolf Capital II.



                               Page 8 of 15 Pages

The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons is set forth above.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         The  net  investment  cost  (including   commissions)   for  the  Units
(including Shares) held by each of Greywolf Capital II and Greywolf Overseas is set forth below:

     Entity               Units (including Shares) Held      Approximate Net
     ------               -----------------------------      ---------------
                                                             Investment Cost
                                                             ---------------
     Greywolf Capital II          140,000                     $    840,000
     Greywolf Overseas            560,000                     $ 3,360,000


         As stated in the Preliminary Note, the Shares were issued as part of Units consisting of one Share and two Warrants. The approximate net investment cost listed in Item 3 is based on the $6.00 per Unit cost as stated in the Company's Prospectus filed with the Securities and Exchange Commission on July 14, 2005 (the "Prospectus"). The consideration for such acquisitions was obtained for each of Greywolf Capital II and Greywolf Overseas from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Goldman Sachs & Co. and Citibank, N.A. Each such Reporting Person holds certain securities in its margin accounts and such accounts may from time to time have debit balances. Accordingly, the amount of borrowings, if any, used to acquire the Units is indeterminate.

Item 4.  Purpose Of The Transaction
------   --------------------------

         The purpose of the acquisition of the Shares and Warrants is for investment, and the acquisitions reported herein by each of Greywolf Capital II and Greywolf Overseas were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.


                               Page 9 of 15 Pages

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Warrants or dispose of any or all of its Shares and/or Warrants depending upon an ongoing evaluation of the investment in the Shares and Warrants, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares and/or Warrants which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations and potential acquisitions of an operating business by the Company.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         (a)      Greywolf Capital II and Greywolf Overseas
                  -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of Greywolf Capital II and Greywolf Overseas is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 10,000,000 Shares outstanding as of July 18, 2005 as reported by the Company in its Prospectus.

                  (c) The only transactions effected by Greywolf Capital II and Greywolf Overseas in the last 60 days were purchases of 140,000 and 560,000 Shares, respectively, on July 13, 2005 as part of the Company's initial public offering. The price per Unit (including commissions) for all such purchases was $6.00 per Unit.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Overseas reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General


                              Page 10 of 15 Pages

                           Partner   and  the  sole   managing   member  of  the
                           Investment Manager General Partner.

                  (e)      Not applicable.


         (b)      The General Partner, the Investment Manager and the Investment
                  --------------------------------------------------------------
                  Manager General Partner
                  -----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

                  (c)      None.


                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Overseas reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (c)      Savitz
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Overseas reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.


                              Page 11 of 15 Pages

         The Shares reported hereby for Greywolf Capital II are owned directly by Greywolf Capital II and those reported by Greywolf Overseas are owned directly by Greywolf Overseas. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to Greywolf Overseas, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Overseas. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Overseas. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II and Greywolf Overseas. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         As part of the Units, Greywolf Capital II and Greywolf Overseas own 280,000 Warrants and 1,120,000 Warrants, respectively. The Warrants will become exercisable on the later of the Company's completion of a business combination or July 12, 2006, and will expire on July 11, 2009. The exercise price of the Warrants is $5.00 per Share, subject to adjustment. This summary of the Warrants is qualified in its entity by the full terms and conditions of the Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, as warrant agent. For the full terms and conditions of the Warrants, see the Form of Warrant Agreement filed by the Company as Exhibit 4.4 to the Amended Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 30, 2005, and the Prospectus. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The form of Warrant Agreement was filed as Exhibit 4.4 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 30, 2005, and is incorporated herein by reference.


                              Page 12 of 15 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2005

                               /s/ Jonathan Savitz
                            ----------------------------------------
                            GREYWOLF ADVISORS LLC,
                            On its own behalf
                            And as the General Partner of
                            GREYWOLF CAPITAL PARTNERS II LP
                            By Jonathan Savitz,
                            Senior Managing Member


                               /s/ Jonathan Savitz
                            ----------------------------------------
                            GREYWOLF GP LLC
                            By Jonathan Savitz,
                            Managing Member


                               /s/ Jonathan Savitz
                            ----------------------------------------
                            GREYWOLF CAPITAL MANAGEMENT LP,
                            On its own behalf
                            And as investment manager to
                            GREYWOLF CAPITAL OVERSEAS FUND
                            By Jonathan Savitz,
                            Managing Member


                               /s/ Jonathan Savitz
                            -------------------------------------
                            Jonathan Savitz


                              Page 13 of 15 Pages

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)
















                              Page 14 of 15 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  July 22, 2005


                                /s/ Jonathan Savitz
                             ----------------------------------------
                             GREYWOLF ADVISORS LLC,
                             On its own behalf
                             And as the General Partner of
                             GREYWOLF CAPITAL PARTNERS II LP
                             By Jonathan Savitz,
                             Senior Managing Member

                                /s/ Jonathan Savitz
                             ----------------------------------------
                             GREYWOLF GP LLC
                             By Jonathan Savitz,
                             Managing Member

                                /s/ Jonathan Savitz
                             ----------------------------------------
                             GREYWOLF CAPITAL MANAGEMENT LP,
                             On its own behalf
                             And as investment manager to
                             GREYWOLF CAPITAL OVERSEAS FUND
                             By Jonathan Savitz,
                             Managing Member

                                /s/ Jonathan Savitz
                             ----------------------------------------
                             Jonathan Savitz






                              Page 15 of 15 Pages